SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2005

DIVISION OF MARKET REGULATION

[redacted]

05039163

SECURITIE
V

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones B.D. Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
(No. and Street)

New York, (City) | New York (State) | 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kim, Director of Accounting, Dow Jones & Company, Inc. (609) 520-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) | New York (City) | NY (State) | 10019 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/05

OATH OR AFFIRMATION

I, Richard A. Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow Jones B.D. Services, Inc., as of February 23, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer
Title

Notary Public
FEB. 22, 2005

KEVIN G. CHAPMAN NOTARY PUBLIC NEW JERSEY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dow Jones BD Services, Inc.

Financial Statements and Supplemental Schedule
December 31, 2004

Dow Jones BD Services, Inc.
Index
December 31, 2004

Report of Independent Auditors

To the Board of Directors and Stockholder of
Dow Jones BD Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2005

Dow Jones BD Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	30,000
Total assets	$	30,000
Liabilities	$	-
Stockholder's equity		
Common stock, par value $1 per share: authorized 1,000 shares, issued 100 shares	$	100
Additional paid-in capital		16,999
Retained earnings		3,848,080
		3,865,179
Less, due from parent		3,835,179
Total stockholder's equity		30,000
Total liabilities and stockholder's equity	$	30,000

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Income
Year Ended December 31, 2004

Revenues	
Fees	$ 3,998,718
Total revenues	3,998,718
Expenses	
General and administrative	128,000
Royalties	166,277
Total expenses	294,277
Income before provision for income taxes	3,704,441
Provision for income taxes	1,368,791
Net income	$ 2,335,650

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Due From Parent	Total Stockholder's Equity
Balance, December 31, 2003	$ 100	$ 16,999	$ 1,512,430	$ (1,499,529)	$ 30,000
Net income	-	-	2,335,650	-	2,335,650
Increase in due from parent	-	-	-	(2,335,650)	(2,335,650)
Balance, December 31, 2004	$ 100	$ 16,999	$ 3,848,080	$ (3,835,179)	$ 30,000

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Change in cash	$ -
Cash at beginning of year	30,000
Cash at end of year	$ 30,000

Supplemental disclosure of noncash activities:
The net income and operating activities of Dow Jones BD Services, Inc. are noncash as all cash is collected, disbursed and retained by Dow Jones & Company, Inc. (Note 5).

The accompanying notes are an integral part of the financial statements.

1. Organization

Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent"), a Delaware corporation.

On December 19, 1997, the Company was registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. The Company is also an associate member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues, which are recognized on an accrual basis, represent royalty fees earned under license agreements between the Parent and third parties that are attributed to and recorded by the Company due to their transaction-based nature pursuant to regulatory requirements (Note 5). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by the Company's licensees.

Royalties represent expenses under a contract with the American Stock Exchange and are recognized on an accrual basis (Note 4).

The Company's cash is on deposit with one financial institution.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $30,000 as calculated under the aforementioned rules, which exceeded minimum capital requirements of $5,000 by $25,000.

The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

4. Royalties

The Parent had an exclusive contract with the American Stock Exchange ("AMEX") to list Diamonds, a fund that replicates the performance of the Dow Jones Industrial Average, on AMEX. In mid-2000, AMEX gave up this exclusive right in exchange for a 50% royalty of all cross-listed revenues the Parent earns by listing Diamonds on other exchanges. Diamonds is now listed on the following exchanges:

Boston Stock Exchange
Chicago Stock Exchange
Cincinnati Stock Exchange
NASDAQ
New York Stock Exchange ("NYSE")
Philadelphia Stock Exchange

There are annual minimum amounts that these exchanges pay to the Parent for the right to list Diamonds. These amounts are not considered transaction-based, and therefore are not recorded by the Company, but are instead recorded by the Parent. Any revenues above these minimum amounts are transaction-based, and are recorded as the Company's revenues. The Company records a royalty expense that equals 50% of these revenues, which is paid to AMEX. Only NYSE and Cincinnati Stock Exchange have generated revenues over the minimum amounts in 2004.

5. Related Party Transactions

All billings and collections and cash disbursements are performed by the Parent, and the Parent retains the related net cash. Due from Parent consists of royalty fees billed and accrued by the Parent less royalties and income tax expense attributed to the Company, as well as allocations of general and administrative expenses for professional fees and accounting support provided to the Company by the Parent.

6. Income Taxes

The Company is a member of a consolidated return group that includes Dow Jones (the Company's immediate parent) and other subsidiaries of Dow Jones. The Company has prepared its tax provision on the basis of its contribution to the overall tax exposure of the consolidated group. The following represents the provision for income taxes and is an allocation by the parent based on the results of the Company:

Current	
Federal	$ 1,257,658
State	111,133
	$ 1,368,791

The principal reason for the difference between the Company's effective tax rate and the statutory Federal income tax rate is state income taxes.

Dow Jones BD Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act
December 31, 2004

Supplemental schedule:

Computation of net capital	
Total ownership equity (from Statement of Financial Condition)	$ 30,000
Total ownership equity allowable for net capital	30,000
Total capital and allowable subloans	30,000
Other deductions and/or charges	-
Net capital before haircuts	30,000
Haircuts	-
Net capital	$ 30,000
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 25,000

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS report filing as of the same date.